FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of April 2014

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.
 (Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S. Better Online Solutions Ltd.

The GAAP financial statements, included in the Press Release that is attached to this Form 6-K, are hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

In addition the Company today announced it has filed its annual report containing audited consolidated financial statements for the year ended December 31, 2013 with the U.S. Securities and Exchange Commission.

The annual report is available on the BOS' website (www.boscom.com). Shareholders may receive a hard copy of the annual report free of charge upon request.

The following exhibit is attached:

99.1	B.O.S. Better Online Solutions Reports Financial Results for the fourth quarter and fiscal year ended December 31, 2013

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

By:	/s/ Eyal Cohen
Eyal Cohen
Chief Financial Officer

Dated:  April 14, 2014